UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Kingstone Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

496719105

(CUSIP Number)

July 8, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 496719105

1.	NAMES OF REPORTING PERSONS Gregory Fortunoff
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ###.##.####
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 400,800
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 400,800
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,800
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.75%
12.	TYPE OF REPORTING PERSON IN

Item 1.

(a)	Name of Issuer

Kingstone Companies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

15 Joys Lane,

Kingston, New York 12401

Item 2.

(a)	Name of Person Filing

This schedule is filed on behalf of Gregory Fortunoff.

(b)	Address of Principal Business Office or, if None, Residence

49 West 37th Street

New York, NY 10018

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

496719105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference. Consists of shares owned by the Reporting Person, 5,000 shares in a GRAT, options to purchase 75,000 shares of common stock and 60,000 shares owned by Lisa Fortunoff. The Reporting Person disclaims beneficial ownership of the shares owned by Lisa Fortunoff. Attached as an exhibit is a letter dated July 8, 2022, sent by the Reporting Person to the Shareholders of the Issuer.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2022

/s/ Gregory Fortunoff
Gregory Fortunoff

July 8, 2022

OPEN LETTER TO KINGSTONE COMPANIES INC. SHAREHOLDERS FROM GREGORY FORTUNOFF

I am writing this letter to the shareholders of Kingstone Companies Inc. to express my concern and frustration in regards to how management and the board are treating their common shareholders. I am hoping this letter hits home with many of you and will encourage you to act of your own.

On May 6th 2022 it was announced that Kingstone had received a “preliminary non-binding indication of interest from Griffin Highline Capital with regard to an acquisition of all of the outstanding equity of the company”. Since that time the company has put out only one communication which mirrored the aforementioned statement. Shareholders have been given no information and have no idea how the company is proceeding.

I subsequently asked the Board of Directors of the company to form a special committee to evaluate any and all offers, as I believed that the Chairman, Barry Goldstein, should not be left to decide on his own what was right for all shareholders. I have heard nothing back from the Board of Directors about the formation of this committee and the Board continues to leave regular shareholders in the dark about their plans. The lack of transparency from a public company serves no obvious purpose and if anything is doing damage to the value of our stake in the company.

I hired an investment bank to help me evaluate my options in relation to the process that the company should be undertaking since receiving the indication of interest from a potential buyer. I was shocked at how hard it was for my representative to get in touch with anyone at Kingstone or anyone at the investment bank that was hired to advise Kingstone. It was as if they were not running a process or had no interest in speaking with any other possible suitors.

I reached out to Barry Goldstein for the name of the banker in charge, but received no answer of any kind. I finally had to reach out to the founder of the investment banking firm, via Linkedin, in order to have my banker called back, and even with that, the conversation was not handled as it should be for a potential suitor of a company that is in play. After the cool response I gave up on my efforts and wondered if any other potential suitors did the same.

With all of this said, I was not happy to see that the proxy material sent out by the Company described extensions of the contracts for current management and board members. How can we as shareholders decide if we want this management team to continue to manage our company without having any idea what is going on with the current offer or process that they should be running. The financial performance of our company has been sub-par for many quarters and we all own shares that have depreciated by 50% in the past year and would most likely be lower if not for the possibility of some type of takeover.

How can we agree to pay the senior management $500,000 per year plus stock grants with our company constantly losing money? Do we really want to re-elect this board of directors that has been in place during this weak performance and has at least one member who has been a friend of Barry Goldstein for dozens of years? Can we really assume that Floyd Tepper is an independent board member or is he really just a proxy for Barry Goldstein? Can we keep paying board members of this tiny company $120,000 each ($487,000 in aggregate), while our company loses money and regular shareholders watch their investment drop by 50%. Are we happy to find out that the daughter of the Chairman is making $166,188 working at our company while our investment goes down 50%? If we as shareholders do not ask management to provide us more information and postpone the proxy voting until we are presented with good information to base our decisions, we are giving up the rights afforded us as shareholders, and by default allowing them to do all of the things I listed earlier, without being questioned.

Believe it or not, just as I am writing this letter, the company has announced that they plan to have their earnings call on August 12th, which is one day after the Annual meeting. I am not sure what any of you are thinking, but I think it is strange to have the earnings call after asking us to vote on the proxy items. I am sure management will have these numbers finalized on the 10th, so why not report the day before the proxy votes and not after it?

I do not want to speculate on why this is being handled the way it is, but I cannot imagine why management would not want to put their best foot forward at the annual meeting with the great numbers I am sure they will post for the quarter. This is another example of how management and the board are not treating regular shareholders fairly and expect us to sit by and say nothing. This is also another reason why the annual meeting should be postponed so we can see where we stand financially through the middle of the year.

At this point I am sure you are all saying to yourselves “ok, this guy has some good points, but what does he want us to do about it?”. I would like every shareholder to email Barry Goldstein (bgoldstein@kingstonecompanies.com) and/or write to the Board of Directors (15 Joys Lane, Kingston, New York, 12401) to ask for more information regarding the company’s process of evaluating the takeover offer, ask why we are being kept in the dark and not being updated about the possible bids for our company, as well as to delay the annual meeting for 30 days to give all of us time to evaluate the proposals being put forth. We need to let them know that we are not happy with how things are going and we are entitled to full transparency and information to make proper decisions about our own holdings in Kingstone and how to vote our proxy statements. If enough of us reach out with these requests they will have to act accordingly. We have to hope that the truly independent board members will realize that they are representing all shareholders and not just Barry Goldstein.

Sincerely Yours,

/s/ Gregory Fortunoff
Gregory Fortunoff